UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 23, 2026, titled “GeoPark Comments on Parex Resources’ Nomination of Director Candidates”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK COMMENTS ON PAREX RESOURCES’ NOMINATION OF DIRECTOR CANDIDATES

SHAREHOLDERS NOT REQUIRED TO TAKE ANY ACTION AT THIS TIME

Bogota, Colombia – February 23, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today issued the following statement regarding Parex Resources Inc.’s (“Parex”) announcement that it has nominated six director candidates to stand for election to the Company’s Board of Directors at GeoPark’s 2026 Annual General Meeting of Shareholders:

On September 4, 2025 Parex submitted a $9.00 per share offer to acquire GeoPark, and publicly reiterated the same offer on October 29, 2025, despite the fact that GeoPark had announced and completed a transformative acquisition in Vaca Muerta – the fastest-growing unconventional oil play in the world – during that period.

GeoPark’s Board and management team thoroughly evaluated Parex’s offer and underwent a months-long engagement with Parex around its interest in our company. Throughout the process, Parex consistently stated it was unwilling to increase its offer above $9.00 per share – a price that the Board determined meaningfully undervalued the Company and fails to recognize our growth prospects and diversified portfolio. On December 9, 2025 Parex indicated it was “pencils down.” Parex has not expressed further interest in continuing negotiations.

Since then, our Board and management team have continued to advance strategic actions that have strengthened GeoPark’s scale, enhanced our growth profile, and built a more resilient and diversified portfolio. Our two-pronged strategy in Colombia and Argentina is working: we are already seeing strong results from our new Vaca Muerta assets, while continuing to unlock value from our core Colombian blocks. Additionally, on January 29, 2026, GeoPark announced the acquisition of Frontera Energy’s Colombian E&P assets, marking another pivotal step in our long-term strategy. Upon closing of the transaction, GeoPark will be the largest independent oil producer in Colombia.

The Vaca Muerta and Frontera transactions announced since October have reshaped the Company — materially increasing our production outlook, improving cash flow durability, and enhancing our ability to reinvest efficiently across the cycle. The market has responded positively to our initiatives. Since Parex’s original $9.00 per share offer, GeoPark’s share price has appreciated 33%, outperforming peers and Brent crude oil prices. Notably, following Parex’s December 9 announcement to disengage and halt negotiations with GeoPark’s Board, our share price has continued to rise – increasing 15%. Our Board and management team are focused on the continued execution of our strategic plan, and are confident that our strong team, diversified portfolio and distinctive operational capabilities will deliver meaningful long-term value for our shareholders.

Our Board remains fully committed to strong governance, disciplined capital allocation and long-term value creation. All nominations will be reviewed through our established governance processes, as we remain focused on executing our strategy and delivering results for all shareholders. GeoPark shareholders do not need to take any action at this time.

Goldman Sachs & Co. LLC is serving as financial advisor, Davis Polk & Wardwell LLP and Conyers Dill & Pearman Limited are serving as legal counsel, Okapi Partners LLC is serving as proxy advisor, and FGS Global is serving as strategic communications advisor to GeoPark.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department Kelsey Markovich/Kim Textor FGS Global	communications@geo-park.com GeoPark@fgsglobal.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding our intent, belief or current expectations regarding various matters, including our strategy, our resilient and diversified portfolio, our recent acquisitions and the creation of sustainable, long-term value for our shareholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: February 23, 2026